Exhibit 99.9

Voting Waiver Agreement

This Voting Waiver Agreement (the “Agreement”), dated October 29, 2024, is made by and among Jason W. Reese (“Reese”), in his individual capacity, and Great Elm Group, Inc. (“GEG” and, together with Reese, the “Parties”).

WHEREAS, Reese currently serves as Chairman of the Board of Directors and Chief Executive Officer of GEG;

WHEREAS, Reese has notified GEG of his desire to waive all voting rights associated with the Covered Shares (as defined below); and

WHEREAS, GEG has acknowledged and agreed to the proposed waiver of all voting rights associated with the Covered Shares.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Scope and Applicability

a.

The terms of this Agreement apply to all outstanding shares of GEG for voting purposes that have been granted or awarded directly to Reese in his individual capacity by GEG in connection with his services as an officer, director or employee of GEG or its subsidiaries, as well as all future GEG shares granted or awarded directly to Reese in his individual capacity by GEG in connection with his services as an officer, director or employee of GEG or its subsidiaries during the Term (as defined below) of this Agreement (“Covered Shares”). The term Covered Shares expressly includes all outstanding shares of GEG for voting purposes granted or awarded directly to Reese, whether those shares are vested or remain unvested.

b.

For the avoidance of doubt, the term “Covered Shares” excludes any shares of GEG owned by Reese indirectly through any vehicles managed or controlled by Reese, whether or not in his individual capacity, and any GEG shares acquired by Reese, directly or indirectly, that were not granted or awarded to him by GEG in connection with his services as an officer, director or employee of GEG or its subsidiaries.

c.

In the event of a transfer (in any form) of Covered Shares to any third party or any vehicle or other entity where Reese does not directly own the shares in his individual capacity, including entities or vehicles directly or indirectly controlled by Reese in his individual capacity or otherwise, such transferred shares shall no longer constitute Covered Shares or be subject to this Agreement and the transferee(s) of such former Covered Shares shall be entitled to any and all voting rights (including the right to act by written consent) associated with such shares.

2.

Voting Waiver: Reese hereby waives all voting rights associated with Covered Shares during the Term of this Agreement and agrees that (i) at any annual or special meeting of stockholders of GEG, he will not vote the Covered Shares at such meeting and (ii) he will not execute or deliver any written consent in respect of the Covered Shares.

3.

Term: This Agreement shall be effective as of the date hereof, and remain in effect until the occurrence of a Termination Event (as defined below), provided, however, that both Parties may agree in writing upon the occurrence of a Termination Event to continue the effectiveness of this Agreement and waiver of voting rights associated with all Covered Shares until the occurrence of a subsequent Termination Event (such period, the “Term”).

4.	Termination Events: This Agreement shall automatically and immediately terminate in its entirety upon the occurrence of any of the following events (each, a “Termination Event”):

a.	Reese is no longer an officer or director of GEG;

b.

The commencement of a solicitation of a stockholder vote for the issuance of GEG shares requiring a stockholder vote under Nasdaq Rule 5635(a)(1), (b) or (d), or any successor provisions thereto or any equivalent provisions on any other stock exchange on which GEG shares are listed in the future, if not then listed on the Nasdaq Stock Market;

c.	Any sale of all, or substantially all, of GEG’s assets requiring a stockholder vote under applicable Delaware law;

d.	Covered Shares, together with all other shares beneficially owned directly or indirectly by Reese, are equal to less than 15% of GEG’s total outstanding shares in the aggregate; or

e.

A filing is made with the U.S. Securities and Exchange Commission by a party other than GEG, Reese, or entities ultimately controlled by Reese that proposes a take private, third-party tender offer, merger or acquisition or similar transaction involving GEG.

5.

Entire Agreement; Amendment. This Agreement constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof, and supersedes all prior agreements, arrangements, communications and understandings (whether written or oral) between the Parties with respect to the subject matter hereof. This Agreement may be amended, restated, supplemented, modified or terminated, or a provision thereof may be waived, in each case, only by a written instrument signed by each of Reese and GEG.

6.

No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

7.

Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

8.

Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.

Governing Law. This Agreement, and all legal proceedings (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement shall be governed by and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.

Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to each other Party. Delivery of an executed counterpart of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of an original counterpart hereof.

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IN WITNESS WHEREOF, each of the Parties has executed or caused to be executed this Agreement as of the date first written above.

Great Elm Group, Inc.

By:	/s/ Adam Kleinman
Name: Adam Kleinman
Title: President

/s/ Jason Reese
Jason Reese, in his individual capacity

[Signature Page to Voting Waiver Agreement]